

May 11, 2015

<u>Via E-mail</u>
Mr. Matthew J. DiLiberto
Chief Financial Officer
SL Green Realty Corp.
420 Lexington Avenue
New York, NY 10170

      Re: SL Green Realty Corp.
              Form 10-K
              Filed February 24, 2015
              File No. 001-13199

              SL Green Realty Operating Partnership, L.P.
              Form 10-K
              Filed February 24, 2015
              File No. 333-167793-02

Dear Mr. DiLiberto:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Daniel L. Gordon

                    Daniel L. Gordon
                    Senior Assistant Chief Accountant